FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        January, 2003

Commission File Number:     0-24018

ZI CORPORATION
(Translation of registrant’s name into English)

2100 840 7th Ave. SW Calgary, Alberta Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZI CORPORATION (Registrant)

By: /s/ James Duffus Associate General Counsel

Dated:   January 7, 2003

zi corporation

news release

Zi Receives China Patent

China Patent Office Grants Zi intellectual property rights for Chinese Input

CALGARY, AB, January 7, 2003 – Zi Corporation (NASDAQ: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced the State Intellectual Property Office of the People’s Republic of China has provided notice that it has granted a patent to Zi that covers important elements of its eZiText® for Chinese text input system.

“This new China patent expands our patent portfolio to cover a principal and expanding market for Zi. The patent protects important differentiating features of our Chinese eZiText product,” said Michael Lobsinger, Chief Executive Officer, Zi Corporation.

“With the large population and a sustained affinity for new and emerging technologies, China is an important market for any mobile technology company planning their global strategy,” said J. Gerry Purdy, Ph.D., principal analyst with MobileTrax, a market research firm in Cupertino, California. According to China’s Ministry of Information Industry, China has become the number one mobile market in the world with 200 million subscribers in November 2002. Growth is expected to continue at a rate of 13 to 20 percent a year to reach 300 million subscribers by the end of 2004. “The Chinese language consists of thousands of characters. The ability of text input technologies to simplify this complex language makes inputting of Chinese text on a mobile phone now a reality,” added Purdy.

The new patent covers Zi’s proprietary method of offering Chinese characters, component parts (otherwise known as partial Chinese characters), and word associations upon input of Chinese stroke or phonetic elements. Typically, Chinese characters consist of 1 to 20 strokes, but with Zi’s proprietary methodologies, character input and prediction is reduced down to an average of 3 to 4 keystroke entries with the eZiText Chinese input system, facilitating fast and intuitive text entry for Chinese consumers.

“Zi is committed to providing market leading technologies for our customers and partners world wide,” said Gary Kovacs, President, Zi Corporation. “With more than 40 of our 65 plus world wide manufacturing customers now supplying the Chinese markets with mobile handsets and set-top boxes, it is critical that they are equipped with a solution that is both approved by the Chinese regulatory commissions as well as one that is protected by Chinese patent law,” added Kovacs. Zi’s Chinese language database, layout, and

Intelligent Interface Solutions

performance are now fully certified by both China’s State Language Commission and Ministry of Information Industry.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company’s core technology products, eZiTap™ and eZiText, enable consumers and enterprise users to easily and quickly input text during short messaging, e-mailing, e-commerce transactions, Web browsing and similar applications in almost any written language. eZiTap is a unique combination of multi-tap, prediction and learning functions that enables the dynamic creation of vocabulary during text input. eZiText provides faster and more efficient text messaging through truly predictive one touch entry and word completion. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on current expectations and assumptions, which may involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general as well as unanticipated business and economic conditions, competitive actions, continued acceptance of products and services and dependence on third-party performance as well as the risks and uncertainties referred to in Zi Corporation’s 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. Because of those risks, among others, readers should not place undue reliance on any forward-looking statements. Zi Corporation does not assume any obligation to update any forward-looking statements in this press release.

For more information:

Investor Inquiries:

Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com

Media Inquiries:

Allen & Caron Inc Len Hall (Business/Financial media) E-mail: len@allencaron.com Phone: (949) 474-4300

Intelligent Interface Solutions